Exhibit 2.2

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2024, BioLineRx Ltd. had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or Exchange Act: our ordinary shares and American Depositary Shares, or ADSs. References herein to “we,” “us,” “our” and the “Company” refer to BioLineRx Ltd. and its subsidiary.

General

We were incorporated under the laws of the State of Israel in 2003 under the name “BioLineRx Ltd.” Our registration number with the Israeli Registrar of Companies is 513398750. Our purpose is set forth in Section 2 of our Articles of Association and includes every lawful purpose.

Listing

Our ADSs have been trading on Nasdaq under the symbol “BLRX” since July 2011.  Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or the TASE, under the symbol “BLRX” since February 2007.

Ordinary Shares

Our authorized share capital consists of 5,000,000,000 ordinary shares, par value NIS 0.1 per share.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except under certain circumstances with respect to subjects of some countries which are, or have been, in a state of war with Israel.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law, 1999, or the Companies Law, and must be approved by a resolution duly passed by our shareholders at a general or extraordinary meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits, require a resolution of our Board of Directors and court approval (subject to limited exceptions, see below under “—Dividends and Liquidation Rights”).

Dividends and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, we may only distribute dividends out of the higher of (a) retained earnings and (b) earnings generated over the two most recent fiscal years years, as such terms are defined in the Companies Law, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution (referred to as the “profit test”), provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due (referred to as the “solvency test”).  Notwithstanding the foregoing, in the event that a company does meet the profit test, dividends may be paid with the approval of a court, provided that the court is convinced that the company meets the solvency test.  However, in accordance with the (Relief for Companies the Shares of which are Registered for Trading Outside of Israel) – 2000, or the Relief Regulations, as a company whose shares are dual listed on the TASE and a foreign (non-Israeli) exchange referenced in the second or third addendum to the Israeli Securities Law, 1968 (which include, among others, the NASDAQ Capital Market), our board of directors may resolve to distribute a dividend by way of a share repurchase program if the company does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) we provided a notice to certain creditors regarding our intention to distribute a dividend by way of a share repurchase program in accordance with the notice requirements set forth in the Relief Regulations and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential dividend or distribution rights that may be authorized in the future.

Election of Directors

Under our Articles of Association, our board of directors must consist of at least five and not more than 10 directors (including external directors under Israeli law, if any).  Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting and voting on the matter have the power to elect all of our directors (other than with respect to the special approval requirements for the election of external directors, if applicable).

Pursuant to our Articles of Association, other than the external directors (if any), for whom special election requirements apply under the Companies Law, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint directors (who are not external directors) to fill vacancies on the board of directors up to the maximum number of directors permitted under our Articles of Association. Any director so appointed serves for a term of office equal to the remaining period of the term of office of the director whose office has been vacated (or in the case of any new director, for a term of office according to the class to which such director was assigned upon appointment).

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law or by our Articles of Association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) approval of certain compensation-related matters, such as approval of a compensation policy, approval of executive officer compensation inconsistent with our compensation policy or the compensation of our chief executive officer (subject to limited exceptions). Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) may require a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also provide that the removal of any director from office or the amendment of such provision, or certain other provisions regarding our staggered board, require the vote of at least 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israel Securities Authority. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital (or a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or of the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement that received shareholder approval as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special tender offer or objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.  The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company (referred to as “Affiliated Parties”), unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than Affiliated Parties or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.  In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law and the regulations promulgated thereunder, each merging company must deliver a copy of the proposed merger proposal to its secured creditors and inform unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the date hereof, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our articles of association. In addition, the Israeli Securities Law, 1968 and the rules and regulations of the TASE, also limit the terms permitted with respect to a new class of shares created by a public company whose shares are traded on the TASE and prohibit any such new class of shares from having voting rights. In addition, as disclosed above under “—Election of Directors,” we have a classified board structure, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

American Depositary Shares

Description of the ADSs

Each of our ADSs represents 600 of our ordinary shares deposited with the principal Tel Aviv office of either Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

The form of the deposit agreement for the ADS and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to our most recent Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, including if the deposit agreement terminates;

•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee for the distribution of securities pursuant to the deposit agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the deposit agreement; and

•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of ordinary shares or other Deposited Securities.

The Depositary may own and deal in our securities and in ADSs.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADSs or any deposited ordinary shares represented by any ADS shall be payable by the holder of such ADS to the Depositary. The Depositary may refuse to effect transfer of such ADS or any withdrawal of deposited ordinary shares represented by such ADS until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADS and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADS shall remain liable for any deficiency.